CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$8,130,000	$453.65

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 9, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$8,130,000 95% Principal Protected Notes due October 14, 2011[1] Linked to the Performance of Baskets of Currencies Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing October 14, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on October 9, 2009 (the “pricing date”) and are expected to issue on or about October 14, 2009 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	3 equally-weighted baskets, the first basket (“Basket 1”) consisting of the currency exchange rates between (i) the U.S. dollar and the Canadian dollar (the “USDCAD” currency exchange rate), (ii) the U.S. dollar and the Mexican peso (the “USDMXN” currency exchange rate), and (iii) the U.S. dollar and the Brazilian real (the “USDBRL” currency exchange rate”), the second basket (“Basket 2”) consisting of the currency exchange rates between (a) the U.S. dollar and the Euro (the “USDEUR” currency exchange rate), (b) the U.S. dollar and the Swedish krona (the “USDSEK” currency exchange rate), and (c) the U.S. dollar and the Swiss franc (the “USDCHF” currency exchange rate), and the third basket (“Basket 3”) consisting of the currency exchange rates between (1) the U.S. dollar and the Japanese yen (the “USDJPY” currency exchange rate), (2) the U.S. dollar and the Singaporean dollar (the “USDSGD” currency exchange rate), and (3) the U.S. dollar and the South Korean won (the “USDKRW” currency exchange rate) (each, a “currency exchange rate” and a “basket component”). The currency exchange rates on any given day, including the pricing date and the final valuation date, will be determined by the calculation agent in accordance with the following:

(a)     where the currency exchange rate is “USDCAD”, the Canadian dollar per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “CAD” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(b)     where the currency exchange rate is “USDMXN”, the Mexican peso per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “MXN” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(c)     where the currency exchange rate is “USDBRL”, the Brazilian real per U.S. dollar exchange rate for settlement in two business days (where such days are business days in both São Paulo and New York) reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consultas de CFrmbio” or Exchange Rate Inquiry), Option 5 (“Cotacões para Contabilidade” or Rates for Accounting Purposes), which appears on the Reuters Screen BRFR Page at PTAX-800 as of 8:30 a.m., São Paulo time, on the first business day following the relevant date;

(d)     where the currency exchange rate is “USDEUR”, the Euro per U.S. dollar exchange rate, which is one divided by EURUSD, the U.S. dollar per Euro exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “EUR” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(e)     where the currency exchange rate is “USDSEK”, the Swedish krona per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “SEK” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(f)      where the currency exchange rate is “USDCHF”, the Swiss franc per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “CHF” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(g)     where the currency exchange rate is “USDJPY”, the Japanese yen per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “JPY” under the caption “MID” at approximately 4 p.m., London time, on the relevant date;

(h)     where the currency exchange rate is “USDSGD”, the Singaporean dollar per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “SGD” under the caption “MID” at approximately 4 p.m., London time, on the relevant date; and

(i)      where the currency exchange rate is “USDKRW”, the South Korean won per U.S. dollar exchange rate for settlement in two business days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, on the relevant date or as soon thereafter as practicable, but in no event later than 9:00 a.m., Seoul time, on the first business day following the relevant date.

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Reference Asset Return is positive, you will receive (a) 95% of the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Reference Asset Return, calculated as follows:

$950 + [$1,000 x Reference Asset Return]

If the Reference Asset Return is negative or equal to 0%, you will receive 95% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $950.00.

The Notes are not 100% principal protected, and you may lose 5% of your initial investment. Your principal is protected 95% only if you hold your Notes to maturity. You will lose 5% of the principal amount of your Notes if the Reference Asset Return is less than or equal to 0%.

Even if the Reference Asset Return is positive, you will receive less than your initial investment if the Reference Asset Return is not equal to or greater than 5%.

Reference Asset Return:	The Reference Asset Return will be calculated as follows:

(High Return x 50%) + (Middle Return x 35%) + (Low Return x 15%)

Where,

High Return = the greatest Basket Return of Basket 1, Basket 2 and Basket 3.

Middle Return = the second greatest Basket Return of Basket 1, Basket 2 and Basket 3.

Low Return = the lowest Basket Return of Basket 1, Basket 2 and Basket 3.

Basket Return:	The Basket Return for each basket equals the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component, calculated as follows:

Where,

C(i) Initial = the initial level;

C(i) Final = the currency exchange rate for each basket component on the final valuation date (“final level”); and

Wi = Weighting of each basket component, which is 1/3 for each basket component.

Initial Level:	For each basket component, the initial level is the currency exchange rate of such basket component on the pricing date, as specified below:

	Basket Component (C(i))	Weight (Wi)	Initial Level (C(i) Initial)
Basket 1	USDCAD	1/3	1.04245
	USDMXN	1/3	13.26165
	USDBRL	1/3	1.73850
Basket 2	USDEUR	1/3	0.67762
	USDSEK	1/3	6.97615
	USDCHF	1/3	1.02865
Basket 3	USDJPY	1/3	89.43000
	USDSGD	1/3	1.39195
	USDKRW	1/3	1166.60000

Final Valuation Date:	October 12, 2011[1]

Maturity Date:	October 14, 2011[1] (resulting in a term to maturity of approximately 2 years)

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JXX6 and US06739JXX61

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$8,130,000	$101,625	$8,028,375

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1.25%, is 98.75%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$1,950.00	95.00%
50.00%	$1,450.00	45.00%
25.00%	$1,200.00	20.00%
15.00%	$1,100.00	10.00%
10.00%	$1,050.00	5.00%
5.00%	$1,000.00	0.00%
2.50%	$975.00	-2.50%
0.00%	$950.00	-5.00%
-5.00%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-75.00%	$950.00	-5.00%
-100.00%	$950.00	-5.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the initial levels of the basket components are as indicated. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Example 1: In this case, some reference currencies strengthen against the U.S. dollar (this occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar), and some currencies weaken against the U.S. dollar (this occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar). The Basket Return of two of the baskets is positive, and the Basket Return of one of the baskets is negative.

PS–2

Step 1: Calculate the Basket Return for Basket 1, Basket 2 and Basket 3.

	Basket Component (C(i))	Initial Level (C(i) Initial)	Final Level (C(i) Final)	Weight (Wi)	Performance of Basket Component	Weighted Performance
Basket 1	USDCAD	1.04245	0.80188	1/3	30.00%	10.00%
	USDMXN	13.26165	14.57324	1/3	-9.00%	-3.00%
	USDBRL	1.73850	1.84947	1/3	-6.00%	-2.00%
Basket Return:						5.00%
Basket 2	USDEUR	0.67762	0.63926	1/3	6.00%	2.00%
	USDSEK	6.97615	6.06622	1/3	15.00%	5.00%
	USDCHF	1.02865	1.13038	1/3	-9.00%	-3.00%
Basket Return:						4.00%
Basket 3	USDJPY	89.43000	82.04587	1/3	9.00%	3.00%
	USDSGD	1.39195	3.47988	1/3	-60.00%	-20.00%
	USDKRW	1166.60000	1100.56604	1/3	6.00%	2.00%
Basket Return:						-15.00%

The Basket Return for each basket set forth above is the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component, calculated as follows:

Step 2: Calculate the Reference Asset Return.

The Reference Asset Return will be calculated as follows:

(High Return x 50%) + (Middle Return x 35%) + (Low Return x 15%)

In Example 1, the Basket Return of Basket 1 is the High Return, the Basket Return of Basket 2 is the Middle Return, and the Basket Return of Basket 3 is the Low Return. Therefore, the Reference Asset Return in Example 1 is calculated as follows:

(5% x 50%) + (4% x 35%) + (-15 x 15%) = 1.65%

Step 3: Calculate the Payment at Maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$950 + [$1,000 x 1.65%] = $966.50

Therefore, the payment at maturity would be $966.50 per $1,000 principal amount Note, representing a -3.35% return on investment over the term of the Notes.

Example 2: In this case, some reference currencies strengthen against the U.S. dollar (this occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar), and some currencies weaken against the U.S. dollar (this occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar). The Basket Return of one of the baskets is positive, and the Basket Return of two of the baskets is negative.

Step 1: Calculate the Basket Return for Basket 1, Basket 2 and Basket 3.

	Basket Component (C(i))	Initial Level (C(i) Initial)	Final Level (C(i) Final)	Weight (Wi)	Performance of Basket Component	Weighted Performance
Basket 1	USDCAD	1.04245	1.22641	1/3	-15.00%	-5.00%
	USDMXN	13.26165	33.15413	1/3	-60.00%	-20.00%
	USDBRL	1.73850	2.04529	1/3	-15.00%	-5.00%
Basket Return:						-30.00%
Basket 2	USDEUR	0.67762	0.85775	1/3	-21.00%	-7.00%
	USDSEK	6.97615	6.06622	1/3	15.00%	5.00%
	USDCHF	1.02865	1.13038	1/3	-9.00%	-3.00%
Basket Return:						-5.00%
Basket 3	USDJPY	89.43000	109.06098	1/3	-18.00%	-6.00%
	USDSGD	1.39195	1.27702	1/3	9.00%	3.00%
	USDKRW	1166.60000	1041.60714	1/3	12.00%	4.00%
Basket Return:						1.00%

PS–3

The Basket Return for each basket set forth above is the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component, calculated as follows:

Step 2: Calculate the Reference Asset Return.

The Reference Asset Return will be calculated as follows:

(High Return x 50%) + (Middle Return x 35%) + (Low Return x 15%)

In Example 2, the Basket Return of Basket 3 is the High Return, the Basket Return of Basket 2 is the Middle Return, and the Basket Return of Basket 1 is the Low Return. Therefore, the Reference Asset Return in Example 1 is calculated as follows:

(1% x 50%) + (-5% x 35%) + (-30 x 15%) = -5.75%

Step 3: Calculate the Payment at Maturity.

Because the Reference Asset Return is negative, the investor will receive a payment at maturity of $950.00 per $1,000 principal amount Note, representing a -5.00% return on investment over the term of the Notes.

Example 3: In this case, some reference currencies strengthen against the U.S. dollar (this occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar), and some currencies weaken against the U.S. dollar (this occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar). The Basket Return of one of the baskets is positive, and the Basket Return of two of the baskets is negative.

Step 1: Calculate the Basket Return for Basket 1, Basket 2 and Basket 3.

	Basket Component (C(i))	Initial Level (C(i) Initial)	Final Level (C(i) Final)	Weight (Wi)	Performance of Basket Component	Weighted Performance
Basket 1	USDCAD	1.04245	0.65153	1/3	60.00%	20.00%
	USDMXN	13.26165	14.57324	1/3	-9.00%	-3.00%
	USDBRL	1.73850	1.84947	1/3	-6.00%	-2.00%
Basket Return:						15.00%
Basket 2	USDEUR	0.67762	0.65788	1/3	3.00%	1.00%
	USDSEK	6.97615	6.40014	1/3	9.00%	3.00%
	USDCHF	1.02865	1.21018	1/3	-15.00%	-5.00%
Basket Return:						-1.00%
Basket 3	USDJPY	89.43000	72.12097	1/3	24.00%	8.00%
	USDSGD	1.39195	3.47988	1/3	-60.00%	-20.00%
	USDKRW	1166.60000	1100.56604	1/3	6.00%	2.00%
Basket Return:						-10.00%

The Basket Return for each basket set forth above is the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component, calculated as follows:

PS–4

Step 2: Calculate the Reference Asset Return.

The Reference Asset Return will be calculated as follows:

(High Return x 50%) + (Middle Return x 35%) + (Low Return x 15%)

In Example 3, the Basket Return of Basket 1 is the High Return, the Basket Return of Basket 2 is the Middle Return, and the Basket Return of Basket 3 is the Low Return. Therefore, the Reference Asset Return in Example 1 is calculated as follows:

(15% x 50%) + (-1% x 35%) + (-10 x 15%) = 5.65%

Step 3: Calculate the Payment at Maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$950 + [$1,000 x 5.65%] = $1,006.50

Therefore, the payment at maturity would be $1,006.50 per $1,000 principal amount Note, representing a .65% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 95% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by weighting the better performing baskets more heavily than the lesser performing baskets. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

PS–5

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes are only 95% principal protected. The return on the Notes at maturity is linked to the performance of the nine currency exchange rates listed on the first page of this pricing supplement and will depend on the reference asset return. You will lose 5% of your principal invested if the reference asset return is equal to or less than zero, even if the reference asset return has not declined by as much as 5%.

•

The Notes Might Pay Less than the Principal Amount, Even if the Reference Asset Return is Positive—If the reference asset return is positive, you may receive less than your principal amount if the reference asset return is not equal to or greater than 5.00%.

•

Notes Bullish on the Canadian dollar, Mexican peso, Brazilian real, Euro, Swedish krona, Swiss franc, Japanese yen, Singaporean dollar, and the South Korean won (together, the “basket currencies”)—The Reference Asset Return will only be positive if the value of the basket currencies, weighted as described herein, strengthens relative to the U.S. dollar. If the basket currencies depreciate in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the level of the currency exchange rates comprising the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the currency exchange rates comprising the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

On October 9, 2009, the currency exchange rates, as determined under “Reference Asset” on the first page of this pricing supplement, were as follows: 1.04245 in respect of USDCAD, 13.26165 in respect of USDMXN, 1.73850 in respect of USDBRL, 0.67762 in respect of USDEUR, 6.97615 in respect of USDSEK, 1.02865 in respect of USDCHF, 89.43000 in respect of USDJPY, 1.39195 in respect of USDSGD, and 1166.60000 in respect of USDKRW.

The following graphs set forth the historical performance of the currency exchange rates comprising the baskets from January 1, 2001 through October 9, 2009 based on information obtained from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the currency exchange rates should not be taken as an indication of future performance of the currency exchange rates, and no assurance can be given as to the final levels of the basket components on the final valuation date. We cannot give you assurance that the performance of the currency exchange rates will result in return of more than 95% of your initial investment.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–10

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the Placement Agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as Placement Agents for the Notes and will receive a fee from the Company that will not exceed $12.50 per $1,000 principal amount Note.

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